# Sholder, Inc.

## Balance Sheet

### As of December 31, 2023

| | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    1010 Checking (6857) | 30,142.86 |
|    1020 Stripe (required for Synder) | 2,380.32 |
|   **Total Bank Accounts** | **$32,523.18** |
|   Accounts Receivable | |
|    1200 Accounts Receivable (A/R) - USD | 1,919.00 |
|   **Total Accounts Receivable** | **$1,919.00** |
|   Other Current Assets | |
|    1300 Prepaid Expenses | 0.00 |
|    Uncategorized Asset | 1,973.94 |
|   **Total Other Current Assets** | **$1,973.94** |
|  **Total Current Assets** | **$36,416.12** |
|   Other Assets | |
|   Ask Accountant | 22,912.19 |
|  **Total Other Assets** | **$22,912.19** |
| **TOTAL ASSETS** | **$59,328.31** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Accounts Payable | |
|    2100 Accounts Payable | 3,226.00 |
|   **Total Accounts Payable** | **$3,226.00** |
|   Credit Cards | |
|    2040 Brex Card | 1,029.92 |
|   **Total Credit Cards** | **$1,029.92** |
|   Other Current Liabilities | |
|    2030 Shareholder Loan Payable | 0.00 |
|    2170 Unearned Revenue | 0.00 |
|    Accruals | 20,175.00 |
|    Loan Payable | 3,769.43 |
|   **Total Other Current Liabilities** | **$23,944.43** |
|  **Total Current Liabilities** | **$28,200.35** |
|   Long-Term Liabilities | |
|   2215 Safe Notes | 564,500.00 |
|  **Total Long-Term Liabilities** | **$564,500.00** |
|  **Total Liabilities** | **$592,700.35** |

# Sholder, Inc.

## Balance Sheet

### As of December 31, 2023

|  | TOTAL |
|---|---:|
| Equity |  |
| Owner's Equity | 3,000.00 |
| Retained Earnings | -334,734.79 |
| Net Income | -201,637.25 |
| **Total Equity** | **$ -533,372.04** |
| **TOTAL LIABILITIES AND EQUITY** | **$59,328.31** |